780 Johnson Ferry Road NE Suite 500
Atlanta, GA 30342

August 10, 2022

Ms. Inessa Kessman and Mr. Robert Littlepage
Securities and Exchange Commission
Division of Corporation Finance
Office of Manufacturing
100 F Street, N.E.
Washington, D.C. 20549

Re:	Cumulus Media Inc.
Form 10-K for the Fiscal Year Ended December 31, 2021
Form 10-Q for the Fiscal Quarter Ended March 31, 2022
Form 8-K filed May 4, 2022
File No. 001-38108

Dear Ms. Kessman and Mr. Littlepage:
On behalf of Cumulus Media Inc. (the “Company”), we are responding to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in its letter dated August 1, 2022, regarding the above referenced Form 10-Q (the “Form 10-Q”) filed on May 4, 2022 (File No. 001-38108) and the above referenced Form 8-K (the “Form 8-K”) filed on May 4, 2022 (File No. 001-38108).

In this letter, we have recited the comments from the Staff in bold type and have followed each comment with the Company’s response. References to “we,” “our” or “us” mean the Company or its advisors, as the context may require.
Form 10-Q for the Quarter Ended March 31, 2022
Item 2. Management's Discussion and Analysis of Financial Condition and Results Operations Consolidated Results of Operations, page 16

1.We note that revenue increased by 15% for the three months ended March 31, 2022 compared with the three months ended March 31, 2021. Please enhance your disclosure to quantify the reasons for the increase in revenue. For example, disclose how much of the increase is a result of a one time fee received from the early termination of a revenue agreement. We refer to guidance in Item 303 of Regulation S-K. Provide us with your proposed future disclosure.

Ms. Inessa Kessman and Mr. Robert Littlepage
Securities and Exchange Commission
August 10, 2022

Response: We acknowledge the Staff’s comment and respectfully advise the Staff that in future filings, we will provide disclosure to quantify any material unusual or infrequent transactions or significant drivers of change within the Consolidated Results of Operations section of Management’s Discussion and Analysis of Financial Condition and Results of Operations as per the guidance in Item 303 of Regulation S-K. We further respectfully advise the Staff that in response to the Staff’s comment, we did provide specific disclosure regarding these items in our Form 10-Q for the quarter ended June 30, 2022 (the “Form 10-Q”), which was filed on August 3, 2022.
In the Form 10-Q section entitled “Consolidated Results of Operations, Net Revenue – Three Months,” we disclosed that: “Net revenue for the three months ended June 30, 2022, compared to net revenue for the three months ended June 30, 2021, increased $12.0 million or 5%. Net revenue increased $6.4 million from higher digital advertising revenue driven by increased podcasting and digital marketing services. Spot broadcast revenue grew $6.1 million primarily from local advertising which was strengthened by COVID-19 economic recovery and higher political revenue driven by election cycle seasonality. Other revenue increased $6.1 million from higher trade and barter, event and remote revenues which continued to rebound from COVID-19 economic recovery. These increases were partially offset by $6.6 million of lower network advertising revenue resulting primarily from current macroeconomic conditions.”
Additionally, in the Form 10-Q section entitled “Consolidated Results of Operations, Net Revenue – Six Months,”, we disclosed that: “Net revenue for the six months ended June 30, 2022, compared to net revenue for the six months ended June 30, 2021, increased $42.3 million or 10%. Other revenue increased $17.4 million, of which $9.1 million was from higher trade and barter, event and remote revenues which continued to rebound from COVID-19 economic recovery and $8.3 million was the result of a fee received from the early termination of a revenue agreement. Spot broadcast revenue grew $17.1 million from local and national advertising which were strengthened by COVID-19 economic recovery and higher political revenue which was driven by election cycle seasonality. Digital advertising revenue increased $11.2 million from increased podcasting and digital marketing services. These increases were partially offset by $3.4 million of lower network advertising revenue resulting primarily from current macroeconomic conditions.”
Form 8-K filed May 4, 2022
Exhibit 99.2, page 3

2.Please revise your presentation to disclose and emphasize the most comparable GAAP measures for EBITDA, EBITDA growth, EBITDA Margin, and net debt with equal or greater prominence. Refer to the guidance in Item 10(e)(1)(i)(A) of Regulation S-K and Question 102.10 of the Compliance and Disclosure Interpretations on Non-GAAP Measures. We note GAAP results should be at the forefront of your presentation and discussion. Also, include a reconciliation for EBITDA and EBITDA Margin in accordance with Item 10(e)(1)(i)(B) of Regulation S-K. Apply accordingly to your Exhibit 99.1.

Response: We acknowledge the Staff’s comment and respectfully advise the Staff that, in our investor presentation (the “Investor Presentation”) which was filed on August 3, 2022, we have provided a reconciliation of EBITDA and EBITDA Margin in the non-GAAP reconciliations included in the appendix to the Investor Presentation, as well as in our earnings release that was issued and filed on August 3, 2022.
In addition, we have reviewed the guidance expressed in Question 102.10 of the non-GAAP Financial Measures Compliance and Disclosure Interpretations, and have considered the

Ms. Inessa Kessman and Mr. Robert Littlepage
Securities and Exchange Commission
August 10, 2022

requirements set forth in Item 10(e)(1)(i)(A) of Regulation S-K, where we note that the requirements expressed in both sets of guidance apply to materials “filed” with the Commission or “furnished” to the Commission under Item 2.02 of Form 8-K. We respectfully note that, the disclosures referenced in the Staff’s comment are contained in an investor presentation that was “furnished” to the Commission under Item 7.01 of Form 8-K. As such, we believe that those disclosures are subject to Regulation G promulgated by the Commission, and differ from the disclosures that would be subject to the guidance cited by the Staff in the comment. Notably, Section 100(a)(1) of Regulation G requires “[a] presentation of the most directly comparable financial measure calculated and presented in accordance with Generally Accepted Accounting Principles (GAAP),” but does not state that the presentation of the comparable GAAP measure must be made with “equal or greater prominence” to the presentation of the non-GAAP measure, as is required by Item 10(e)(1)(i)(A) and Question 102.10. We believe that this is an important and intentional distinction and we are not aware of any other Staff guidance taking a different position. As such, we respectfully believe that our current presentation of comparable GAAP measures in the non-GAAP reconciliations included in the appendix to the Investor Presentation is compliant with the applicable requirements and guidance.
If you have any additional questions regarding the foregoing, please do not hesitate to contact me at (212) 735-1712 or by email at frank.lopez-balboa@cumulus.com.

Very truly yours,

/s/ Francisco J. Lopez-Balboa
Francisco J. Lopez-Balboa
Executive Vice President, Chief Financial Officer

cc:     Richard S. Denning, Esq., Cumulus Media Inc.